COMMITTED CAPITAL ACQUISITION CORPORATION

411 W. 14th Street, 2nd Floor

New York, New York 10014

January 17, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown, Attorney Advisor

Re:	Committed Capital Acquisition Corporation
Amendment No. 4 to Form 8-K Filed December 19, 2013
File No. 000-52651

Dear Mr. Brown:

Committed Capital Acquisition Corporation, a Delaware corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 5 to Current Report on Form 8-K (the “Form 8-K/A”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 6, 2014, regarding the Current Report on Form 8-K (File No. 000-52651) (the “Form 8-K”), filed by the Company on October 16, 2013, as amended by Amendment No. 1 to Form 8-K, filed by the Company on November 6, 2013, further amended by Amendment No. 2 to Form 8-K, filed by the Company on November 14, 2013, further amended by Amendment No. 3 to Form 8-K, filed by the Company on November 27, 2013, and further amended by Amendment No. 4 to Form 8-K, filed by the Company on December 19, 2013.

For convenience of reference, each of the Staff’s comments contained in your January 6, 2013 letter is reprinted below and is followed by the response of the Company.

Page references in the text of this response letter correspond to the page numbers of the Form 8-K/A filed on January 17, 2014. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 8-K.

Current Report on Form 8-K

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

1.	Comment: Please revise to define the term “turn-key food and beverage services” in the place where first used.

Response: In response to this comment, we have revised the disclosure on page 4 of the Form 8-K/A to define the term “turn-key food and beverage services” as food and beverage services that can be scaled and implemented by us at a particular hospitality venue and customized per the requirements of the client.

Risk Factors, page 13

2.	Comment: Please remove the second-to-last sentence of the first paragraph of this section. All material risks should be discussed in this section. If a risk is deemed not material, please do not reference it.

Response: In response to this comment, we have removed the sentence noted in the Staff’s comment.

Management’s Discussion and Analysis, page 32

Key Financial Terms and Metrics, page 33

3.	Comment: We note your response to our prior comment 10; however, we do not believe it is appropriate to add back expenses that are not included in your statement of operations in order to arrive at any non-GAAP measure. Please revise EBITDA and Adjusted EBITDA accordingly.

Response: In response to this comment, we have revised EBITDA and Adjusted EBITDA in the table on page 35 and deleted footnote (5).

4.	Comment: We note your response to our previous comment 11. Please confirm our understanding that the Discontinued Operations Adjustment (3) to arrive at adjusted EBITDA represents the earnings or loss from operations which were discontinued in later years, but were not considered discontinued operations at the time the financial statements for the year in which the adjustments are presented were first issued. If our understanding is correct, it appears you have not presented discontinued operations in accordance with FASB ASC 205-20-45-3. Specifically, in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in discontinued operations.

Response: The Company has properly reflected its discontinued operations in its audited financial statements and unaudited interim financial statements for the nine months ended September 30, 2013 and 2012 in accordance with FASB ASC 205-20-45-3. The Company reflects components of an entity in discontinued operations in the period in which a component of an entity either has been disposed of or is classified as held for sale. The Company’s statement of operations for current and prior periods reports the results of operations of the component, including any gain or loss recognized in accordance with paragraphs ASC 360-10-35-40 and ASC 360-10-40-5, in discontinued operations.

The Discontinued Operations Adjustments, when netted with Loss from Discontinued Operations, represents the loss from discontinued operations for all units that were either closed, or a determination was made by management to close the units, before the end of the respective year or period. Therefore Adjusted EBITDA and Adjusted Net Income, as previous presented, included the activity of units which were either closed, or a determination was made by management to close the units, subsequent to the end of the respective year or period. We have determined to remove the Discontinued Operations Adjustment as a reconciling item from Adjusted EBITDA and Adjusted Net income for all periods presented because it appears to have caused some confusion. With the removal of this Adjustment, Adjusted EBITDA and Adjusted Net income will no longer include any amounts related to the Discontinued Operations Adjustment.

Exhibit 99.2 Pro Forma Financial Statements

5.	Comment: We note that you paid $750,000 as sign on bonuses to certain executive officers. In this regard, please revise to confirm that you will account for such amounts as compensation expense in your December 31, 2013 financial statements.

Response: In response to this comment, we have revised the disclosure in Exhibit 99.2 to state that the $750,000 sign-on bonuses to certain executive officers and employees will be accounted as compensation expense in our financial statements for the year ended December 31, 2013.

6.	Comment: Please tell us whether or not you will account for the 1,000,000 shares issued to Mr. Segal as compensation expense in your December 31, 2013 financial statements.

Response: In response to this comment, we have added disclosure that the 1,000,000 shares issued to Mr. Segal in connection with the merger will be accounted as compensation expense in our financial statements for the year ended December 31, 2013.

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6732 or me at (646) 666-4501.

Very truly yours,

/s/ Sam Goldfinger

Sam Goldfinger

cc:	via E-mail
Jeffrey Schultz, Esq.
Sahir Surmeli, Esq.